EXHIBIT 12-19

THE DETROIT EDISON COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months	Year Ended December 31
	Ended
	6/30/99	1998	1997	1996

	(Millions, except for ratio)

Net income	$211	$418	$417	$328

Taxes based on income:

Income taxes	99	260	288	225

Municipal and state	2	3	4	3

Total taxes based on income	101	263	292	228

Fixed charges:

Interest expense	137	278	282	291

Allowance for funds used during construction	3	—	—	—

Interest factor of rents	17	34	34	34

Total fixed charges	157	312	316	325

Earnings before taxes based on income and fixed charges	$469	$933	$1,025	$881

Ratio of earnings to fixed charges	2.99	3.18	3.24	2.71